FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 740,742,135

Date: February 29, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer's acquisition of the Jinxiaoer loan brokerage platform is structured such that parts of the payment to be made by the Issuer for the acquisition are based on certain milestones to be achieved by the platform over time. Wanting to ensure that it would be able to meet its financial obligations for the acquisition, the Issuer closed a private placement financing during the period for gross proceeds of $576,000.

Like all most businesses in China, the Issuer's subsidiaries temporarily suspended their operations during the period to respect government- imposed limitations of non-essential business operations due to of the coronavirus outbreak. The limitations however, lasted considerably shorter than the Issuer expected and its subsidiaries were able to resume their operations prior to the end of the period for which this progress report is being produced.

Despite the impact of the coronavirus on business in general in China, the Issuer, through its Asia Synergy Data Solutions ("ASDS") subsidiary, was able to achieve a significant milestone by officially entering the Shanghai credit market. As manager of the Issuer's Cubeler Lending Hub platform, ASDS' entry into the Shanghai credit space paves the way for all of the Issuer's other subsidiaries, which are part of the Lending Hub, to have the opportunity to also gain access to the Shanghai market.

2. Provide a general overview and discussion of the activities of management.

The coronavirus outbreak retained a fair amount of the Issuer's management's attention during the period. The management teams in Canada and China were in constant communication during the period to specifically discuss, monitor and assess the impact of the virus on the Issuer's operations. This led to an adjustment of the Issuer's short-term expansion plans, to a revision of its financial forecast for 2020, but also to exploring opportunities to use the Issuer's software to help get government relief funds to SMEs affected by the virus. The Issuer's management first held discussions with government officials in the city of Jiangyin on the subject with plans to possibly reach out to other municipalities if the software is used successfully in Jiangyin for the intended purpose.

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Following the extensive assessment of the potential impact of the coronavirus on the Issuer's short and long-term operations, the Issuer's management released the Issuer's revised financial forecast for 2020 to 2022 during the period. The forecast was highlighted by a noticeable and rapid increase of the Issuer's projected profitability during the 3-year period.

The Issuer's management also spent considerable time during the period with its financial advisors specifically to discuss access to non-dilutive capital, various market awareness initiatives and ways to attract new investors to the Issuer.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

The Issuer's ASDS subsidiary signed an agreement with the Midai Group ("Midai"), a well-established Shanghai-based financial group whose offering includes providing financing and leasing services to the automotive industry. ASDS will use the Cubeler Lending Hub platform to analyze data on prospective Midai clients to help qualify them for credit.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

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8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	3,000,000	Issuance of common shares for services rendered by consultants	Used to pay for services provided by consultants
Common shares	14,400,000	Private placement consisting in the sale of 14,400,000 units at a price of $0.04 per unit. Each unit is comprised of one (1) common share and half of one (1) common share purchase warrant.	The issue resulted in gross proceeds of $576,000 which was used for working capital purposes.

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Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares purchase warrants	7,200,000	Issued as part of private placement. Each whole warrant allows the holder to purchase one (1) common share at a price of $0.10 for a period of 24 months	N/A
Common shares purchase warrants	1,500,000	Issued as part of a consulting agreement. Each warrant allows the holder to purchase one (1) common share at a price of $0.05 for a period of 24 months.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: March 6, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	February 2020	YY/MM/D
Peak Positioning Technologies Inc.		2020/03/06

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
info@peakpositioning.com	www.peakpositioning.com

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